

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 25, 2010

Mr. Rocco B. Commisso
Chairman and Chief Executive Officer
Mediacom Communications Corporation
100 Crystal Run Road
Middletown, New York 10941

>   **RE: Mediacom Communications Corporation**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed March 8, 2010**
>
>   **Definitive Proxy Statement on Schedule 14-A**
>   **Filed April 30, 2010**
>   **File No. 000-29227**

Dear Mr. Commisso:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Consolidated Statements of Changes in Stockholders' Equity (Deficit), page 63

1.   Please disclose the number of shares associated with each component of equity for each period presented

3. Summary of Significant Accounting Policies
Intangible Assets, page 67

2.   We note that you determine the fair value of your franchise rights using a discounted cash flow analysis. Provide us with more details of the methodology you utilize including the assumptions you used. Also, tell us whether the fair value determined under your discounted cash flow model would be materially different from the fair value determined under the Greenfield Cash Flow Valuation Model ("Greenfield Model").

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

General

3.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Sharon Virga, Senior Staff Accountant, at (202) 551-3385 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Attorney-Advisor, at

(202) 551-3399, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at
(202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director